JCDecaux

02 APR -9 AM 9:43

02028304

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Malaisie
Norvège
Pays-Bas
Philippines
Pologne
Portugal
République Tchèque
Royaume-Uni
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Uruguay
Viêt Nam
Yougoslavie

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

82-34631 SUPPL

April 4, 2002

~~File 82-5247~~
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2 (b).

Ladies and Gentlemen,

Please find enclosed copy of the presentation made by the Company, to the analysts in March 2002, about FY 2001.

Please do not hesitate to contact the undersigned, by mail patrick.gourdeau@jcdecaux.fr or by telephone 33 (1) 30 79 70 20, should you have any questions or comments regarding the format and /or content of the enclosed materials.

Very truly yours,

Patrick GOURDEAU
General Counsel

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

JCDecaux SA
Siège Social :17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

Société Anonyme à Directoire et Conseil de Surveillance au capital de 3 378 284,27 euros - 307 570 747 RCS Nanterre

FILE 82-5247


Chicago
IGPDecaux
N°1 in Italy
JCDecaux
showcasing the world
Los Angeles
HOLLYWOOD

JCDecaux

showcasing the world

JCDecaux SA - Full Year Results 2001

March 18, 2002

Jean-François DECAUX

Chairman and Co-CEO

JCDecaux

showcasing the world

2001 Highlights

- JCDecaux outperformed the market and peers
- Street Furniture proves resilient and continues to generate superior organic growth
- Significantly expanded footprint
  - Landmark contract wins in the US
  - Acquisitions and partnerships in Europe
- Increased cash flow generation and significant financial flexibility

JCDecaux is optimally positioned to benefit from advertising recovery

JCDecaux

showcasing the world

Key Financial Highlights

(in million €, except per share data)	2001	2000	% Change
Revenues	1,543.2	1,417.1	+8.9 %
EBITDA	377.3	385.5	(2.1) %
% Margin	24.5%	27.2%	
Net Income pre GW and Exceptionals	86.9	67.7	+28.3 %
Net Income Group Share	10.2	20.4	(50.0) %
Adjusted EPS[(1)]	0.47	0.39	+20.5 %

1 Net Income group share pre-goodwill and exceptionals

JCDecaux

showcasing the world

Outdoor Outperforms in Worst Advertising Year in a Decade

Advertising Industry (% Growth)



Advertising Industry
Outdoor Advertising
10.7%
9.7%
(1.3)%
(5.3)%
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Outdoor Gains Market Share



3.0%
3.5%
5.0%
6.0%
5.0%
8.0%
1990
2001
1990
2001
1990
2001
USA
Europe
UK

Source: Zenith Media, December 2001. USA + Europe (France, Germany, UK, Italy, Spain, Switzerland, Scandinavia)

JCDecaux

showcasing the world

JCDecaux Continues to Outperform Key Peers

JCDecaux vs Outdoor Peers



Affichage Holding
3.4%
JCDecaux
1.0%
Lamar
(2.0)%
CCU Outdoor
(7.0)%
Infinity(a)
(7.5)%

JCDecaux vs European Media



Publicis
3.1%
M6
2.6%
JCDecaux
1.0%
Havas
0.3%
RTL
0.2%
Mediaset
(0.2)%
Pro Sieben
(1.7)%
WPP
(3.0)%
TF1
(4.7)%
Granada
(12.0)%
Carlton
(12.7)%

Note: 2001 Organic Revenue Growth. Advertising revenues when companies also have non-advertising related revenues
Source: Press releases, Research reports for Maiden
(a) Infinity includes outdoor and radio

JCDecaux
showcasing the world

JCDecaux in 2001

Street Furniture	Billboard	Transport
■ #1 Worldwide	■ #1 in Europe	■ #1 Worldwide in Airports
798 M ε in revenues 306 M ε in EBITDA	411 M ε in revenues 48 M ε in EBITDA	334 M ε in revenues 23 M ε in EBITDA
52% of revenues 81% of EBITDA	27% of revenues 13% of EBITDA	21% of revenues 6% in EBITDA

JCDecaux

showcasing the world

Street Furniture Drives Revenue Growth...

Revenues grew at over 11% CAGR in 1985-2001 (€m)



12%
8%
20%
18%
18%
12%
11%
10%
11%
3%
6%
5%
10%
10%
13%
16%
10%
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999*
2000
2001

Note: Revenues in €m. 6.9% organic growth in 2001.
* 1999 proforma revenues

JCDecaux

showcasing the world

...While Maintaining Profitability



Street Furniture EBITDA Margin (%)
SF (Excl. Mallscape)
Street Furniture (cons. until 1998)
Consolidated margin
40
39
38
37
35
36
40
43
45
45
46
45
43
41
40
44
42
26*
40
27
38
25
European Expansion Phase
US Expansion Phase
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

* Pro Forma

JCDecaux

showcasing the world

Expanding Global Footprint through Landmark Contract Wins in the US...

Los Angeles

- **In July, Viacom-Decaux wins largest Street Furniture contract in US history**

  20-year contract in # 2 advertising market in the US

  €900E million of revenues, €70E million of capex

  2,500 bus shelters, 150 APTs, 700 kiosks and coordinated SF range

  Viacom Decaux to become 50/50 pan-California Joint Venture

Chicago

- **In November, JCDecaux wins landmark Street Furniture contract**

  20-year contract in # 3 advertising market in the US

  €850E million of revenues, €80E million of capex

  2,000 bus shelters, newsstands and information kiosks

ε 1,750E million revenues over 20 year

JCDecaux

showcasing the world

...while Enhancing Existing Footprint

- 54 tender offers[a] in 2001 for a total of 25,000 advertising faces worldwide
  - 87% renewal rate on existing contracts
  - 82% hit ratio on tenders for new contracts
- Street Furniture contract portfolio maintained average remaining life of 10 1/2 years [b]
- Continued strong performance in France
  - Revenues grew 1.8% organically vs. total advertising market down 4.8%
  - EBITDA margin up from 30.0% to 30.7%

(a) Tender offers for Street Furniture concessions on public domain only, excluding shopping malls and gas stations
(b) Weighted by estimated SF revenues

JCDecaux: the #1 Consolidator of European Outdoor in 2001

Partnership with Gewista

- #10 outdoor advertising group in the world
- #1 outdoor advertising group in Austria with 40% market share
- Platform for growth in Austria, Hungary, Czech Republic and the Balkans

Partnership with IGP

- Italy: 4th largest advertising market in Europe; outdoor is only 5% of total media
- IGP-Decaux # 1 outdoor advertising company with a market share of 22%
- #1 in Transport with key airport, bus and metro contracts

JCDecaux

showcasing the world

Unparalleled Street Furniture Footprint in the Top European Cities

JCDecaux covers 34 of the Top 50 European cities[a]

- ✓ London
- Berlin
- ✓ Madrid
- Rome
- ✓ Paris
- ✓ Hamburg
- ✓ Vienna
- ✓ Barcelona
- ✓ Milan
- ✓ Munich
- Naples
- ✓ Birmingham
- ✓ Cologne
- ✓ Brussels
- ✓ Turin [b]
- ✓ Marseille
- Athens
- ✓ Valencia
- ✓ Stockholm
- Leeds
- ✓ Amsterdam
- ✓ Seville
- Palermo
- Frankfurt
- Genoa
- ✓ Glasgow
- Essen
- ✓ Zaragoza
- Dortmund
- Rotterdam
- ✓ Stuttgart
- ✓ Düsseldorf
- ✓ Helsinki
- Malaga
- ✓ Bremen
- ✓ Lisbon
- Duisburg
- Hannover
- ✓ Oslo
- ✓ Copenhagen
- ✓ Nuremberg
- Dublin
- Liverpool
- ✓ Gothenburg
- ✓ Dresden
- ✓ Antwerp
- ✓ Leipzig
- ✓ Lyon
- ✓ The Hague
- ✓ Sheffield

Average remaining life of these contracts is 10 years

These cities represent 40% of JCDecaux's advertising street furniture revenues in 2001

(a) Ranked by population, (b) Contract award is being reviewed by administrative authorities

JCDecaux

showcasing the world

Clear Leadership in European Outdoor Advertising

- Number 1 or 2
- Number 3 or 4

Now # 1 or 2 in Austria, Bosnia, Croatia, Slovenia, Slovakia, Yougoslavia and Italy



JCDecaux

showcasing the world

Establishing a National Network in the Largest Advertising Market in the World

- JCDecaux has street furniture concessions in 3 out of the top 5[a] US advertising markets

Market	Population [b]	Concessionary / Tender
New York	20.3	Viacom Outdoor - 2003
Los Angeles	16.3	Viacom/Decaux Outdoor - 2021
Chicago	9.3	JCDecaux - 2021
San Francisco	6.7	JCDecaux – 2016 / Viacom - 2007
Boston	6.1	Wall – 2019

- 51 airports with 493 million annual travelers
- 97 malls with 1.2 billion annual visits

(a) Philadelphia is the fourth largest DMA by population, however not by advertising spend
(b) Population in the Demographic Marketing Area (DMA), in million

JCDecaux

showcasing the world

Expanded Footprint in Key Asian and Latin American Markets

South-East Asia

- Japan
  - 2nd largest advertising market in the world
  - MCDecaux [a] to develop Street Furniture program in Jusco malls, largest Japanese mall operator
- Asia Ex-Japan
  - 550 taxi-shelters contract in Seoul, Korea
  - #1 in Hong Kong and Singapore; # 2 in Thaïland ; present in Malaysia

Latin America

- Brazil - Largest advertising market in Latin America
  - 20-year SF contract in Salvador de Bahia, 3rd largest city
- Chile
  - 10-year metro contract in Santiago
- Argentina
  - 12-year SF contract in shopping malls and gas stations in Buenos Aires
- Uruguay
  - 15-year SF contract in Montevideo

(a) MCDecaux = joint venture between JCDecaux and Mitsubishi

2001: Strategy on Track

- Expanded footprint in Street Furniture and Transport
- Acquisitions in Billboard and Transport

Street Furniture	Billboard	Transport
■ Chicago	■ Gewista	■ IGP
■ LA	■ Red	■ TDI Norge
■ Saragossa, Alicante, Mostoles	■ TotalfinaElf	■ Mexico Airports
■ Macau		■ Warsaw and Toulouse airports, Rome Subway
■ Greater Stavenger		■ Singapore subway, Melbourne trains, Yarra trams

Increased reach from 120 to 150 million people every day

JCDecaux

showcasing the world

Financial Overview

Gérard DEGONSE

Chief Financial Officer

JCDecaux

showcasing the world

Key Financial Highlights

(in million ε, except per share data)	2001	2000	% Change
Revenues	1,543.2	1,417.1	+8.9 %
EBITDA	377.3	385.5	(2.1) %
% Margin	24.5%	27.2%	
Net Income pre GW and Exceptionals	86.9	67.7	+28.3 %
Net Income Group Share	10.2	20.4	(50.0) %
Adjusted EPS(1)	0.47	0.39	+20.5 %
ATCF(2)	263.1	215.4	+22.1 %

1 Net Income group share pre-goodwill and exceptionals

2 After-Tax Cash Flow = Net Income Before Exceptionnals and Goowill + Depreciation

JCDecaux

showcasing the world

2001 Revenue Growth by Segment



Organic
6.9 %
776
SF
BB
(9.0) %
TS
306
(0.6) %
1.0 %
Total



Reported
10.0 %
798
SF
7.1 %
BB
8.6 %
334
TS
8.9 %
Total

JCDecaux
showcasing the world

Well Diversified Revenue Base

By Geography



7%
7%
38%
34%
14%
France
UK
Europe
Asia-Pacific
Americas

By Industry

By Industry	% Total
Entertainment / Leisure	12.4
Grocery & Food	10.3
Luxury Goods / Personal Care	8.7
Supermarkets / Retail Stores	8.3
Motors	8.1
Telecom / Technology	7.7
Finance	7.6
Fashion	7.0
Holiday / Travel /Transport	5.9
Services	5.4
Liquor / Wines	3.3
Tobacco	2.3
Government	2.2
Beer	2.2
Internet	1.9
Restaurants and Other	6.5
Total	100%

JCDecaux
showcasing the world

Sustained EBITDA Margins in Street Furniture

2001 EBITDA (€ million)

	Street Furniture	Billboard	Transport	Total EBITDA
	306	48	23	377
	+4.3%	(28.1)%	(16.5)%	(2.1)%

2001 EBITDA Margin (%)

	Street Furniture	Billboard	Transport	Total EBITDA
	38.4%	11.6%	6.9%	24.5%

JCDecaux

showcasing the world

2001 EBITDA Breakdown

By Segment



6%
13%
81%
Street Furniture
Billboard
Transport

By Geography (a)



46%
45%
9%
France
UK
Europe

(a) Excluding operating results from the Americas and Asia-Pacific

JCDecaux

showcasing the world

Profit & Loss Structure

(ε million)	2001			2000
	Recurring	Non-Recurring	Reported	Reported
Revenues	1,543,2		1543.2	1417.1
Operational costs	(1,165.9		(1,165.9)	(1031.6)
EBITDA	377,3		377.3	385.5
Depreciation	(176.2)		(176.2)	(147.7)
EBIT	201.1		201.1	237.8
Financial results	(53,1)		(53.1)	(61.3)
Exceptional result		(5.8)	(5.8)	2.4
Taxes	(54.6)	4.8	(49.8)	(95.0)
Equity affiliates	7.1		7.1	4.9
Goodwill amortisation	(60.6)	(10.3)	(70.9)	(49.7)
Net earnings	39.9	(11.3)	28.6	39.1
Minorities	(18.4)		(18.4)	(18.7)
Net earnings - Group share	21.5	(11.3)	10.2	20.4
Net earnings bf GW and excep.	82.1	4.8	86.9	67.7
Net earnings bf excep.	21.5	(5.5)	16.0	18.0

JCDecaux

showcasing the world

After Tax Cash Flow

(ε million)

	2001	2000
Net Income	10.2	20.4
Goodwill Amortiz.	70.9	49.7
Depreciation	176.2	147.7
Exceptional Items	(5.8)	2.4
After-Tax Cash Flow	263.1	215.4
ATCF / Share	1.31	1.25


+22.1%
263.1
215.4
2000
2001

2001 Net Capex Breakdown

By Segment (%)


5%
10%
85%

Street Furniture
Billboard
Transport

By Destination (%)

Renewal [a]	9.5%
Maintenance [b]	10.0%
General[c]	11.5%
Growth	69.0%

2001 Net Capex(d) : € 252 million

(a) Renewal capex = amount invested each year to renew revenues linked to contracts expiring during the year
(b) Maintenance capex = spare parts for maintenance
(c) General investments = software, building extensions, vehicules, etc.
(d) Net Capex = Tangible and intangible investments, less tangible and intangible disposals

JCDecaux

showcasing the world

Increased Free Cash Flow Generation

(ε million)	2001	2000
ATCF	263	215
General Capex	(29)	(43)
Maintenance	(25)	(23)
Renewal	(24)	(16)
Free Cash Flow	185	133
Growth Capex	174	162

Free Cash Flow (a)


+39%
185.1
133.4
2000
2001

(a) Free Cash Flow = ATCF – Maintenance, Renewal and General Capex

JCDecaux
showcasing the world

Cash Flow Statement

(€ million)	2001	2000
Cash from operations	235.5	238.7
Change in operating WC	(6.0)	(99.4)
Funds from Operations	229.5	139.3
Capex(net)	(252.1)	(243.7)
Acquisitions (net)	(158.0)	(225.3)
Dividends and others	(14.5)	(35.1)
Share Capital Increase	679.8	163.0
Net Debt Variation	(484.7)	201.8

JCDecaux
showcasing the world

Significant Financial Flexibility

Net Debt (€ million)



1,218
734
2000
2001

Comments

- Credit Ratios
  - Net Debt / EBITDA: 1.9 x
  - EBITDA / Net Interest : 7.1 x
  - Net Debt / Equity : 55.5%
- Credit Ratings
  - Moody's : "Baa2"
  - S & P : "BBB"
- Cash and marketable securities : €194 million
- Confirmed credit lines : € 535 million

JCDecaux

showcasing the world

Balance Sheet on December 31st

(ε million)	2001	2000
Net Fixed Assets	810	641
Goodwill	1,105	1,039
Net Financial Assets	87	94
Working Capital	206	189
Total Assets	2,208	1,963
Shareholders' Equity	1,322	624
Minority Interest	69	48
Provisions	83	73
Net Debt	734	1,218
Total Liabilities	2,208	1,963

JCDecaux

showcasing the world

Closing Remarks

Jean-Charles DECAUX

Co-CEO

JCDecaux

showcasing the world

Future Growth Engines - External

- **Outdoor advertising: an attractive growth industry**

  A €20bn market opportunity

  Outdoor advertising grows faster than the advertising industry : since 1999, +5% on average vs +4%

  Outdoor likely to continue to grow its share (currently at 6%)

  Rapid sector consolidation

- **JCDecaux best positioned to benefit from this growth opportunity**

  Organic growth through street furniture in North and Latin America

  Organic growth and acquisitions in Asia

  Organic Growth and acquisitions in Europe, mainly in Billboard in Germany, Italy and Central Europe

JCDecaux
showcasing the world

Future Growth Engines - Internal

- **New Sales & Marketing Initiatives**
  - Increased measurement of medium efficiency
  - Yield management
  - Billboard upgrade
  - One stop shop: Multi-format, cross-border campaigns
- **Costs under continued review**

JCDecaux

showcasing the world

New Sales & Marketing Initiatives

Multi-Country Media Buying


Milan

JCDecaux One Stop Shop

27 000 faces in 7 countries

JCDecaux

showcasing the world

New Sales & Marketing Initiatives

Multi-Format Media Buying



Munich

Madrid



Milan

Paris

Alcatel - Levi's - H&M – GAP - Mitsubishi

Conclusion: Key Strategic Objectives

- **“ Furnish the world ”**

  Vancouver, Taipei, Milan, Warsaw, Budapest, Rome and Sao Paulo in 2002

  New York in 2003 and London in 2005

- **Consolidate Billboard market**
- **“Sweat the assets”**

JCDecaux

showcasing the world

Outlook for 2002

Advertising market growth forecasted to be flat / slightly negative in 2002

- Street furniture continues to drive growth, with expected organic growth to be 2% in H1
- Billboard to show recovery with expected flat revenue growth in H1
- Transport continues to be weak following September 11th, with double-digit decline in H1 revenues

JCDecaux

showcasing the world

Outlook for 2002

JCDecaux is optimally positioned to benefit from advertising recovery